United States securities and exchange commission logo





                             May 13, 2021

       Michael McDonnell
       Executive Vice President and Chief Financial Officer
       BIOGEN INC.
       225 Binney Street
       Cambridge, MA 02142

                                                        Re: BIOGEN INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 3,
2021
                                                            Form 8-K Filed
February 3, 2021
                                                            Response dated
April 7, 2021
                                                            File No. 000-19311

       Dear Mr. McDonnell:

              We have reviewed your April 7, 2021 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

       Form 8-K Filed February 3, 2021

       Exhibit 99.1

   1. We appreciate the information provided to us in your response letter and during the conference calls. We
believe that your adjustments to exclude the upfront and premium payments made for
collaboration agreements from R&D expense and net income
                                                        attributable to Biogen,
Inc. are inconsistent with the guidance in Question 100.01 of the
                                                        Non-GAAP Financial
Measures Compliance and Disclosure Interpretations. Please
                                                        confirm to us that you
will no longer include these adjustments in any non-GAAP
                                                        financial measure
presented in accordance with Item 10(e) of Regulation S-K or
                                                        Regulation G.
 Michael McDonnell
BIOGEN INC.
May 13, 2021
Page 2

       You may contact Tracey Houser at 202-551-3736, or Jeanne Baker at 202-551-3691, if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael McDonnell                     Sincerely,
Comapany NameBIOGEN INC.
                                                        Division of Corporation
Finance
May 13, 2021 Page 2                                     Office of Life Sciences
FirstName LastName